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                                                                    SCHEDULE 1.4

                            CONTAX PARTICIPACOES S.A.
                 Company Taxpayers' ID (CNPJ) 04.032.433/0001-80
                     Company Registry ID (NIRE) 33300275410
                              Publicly-held Company

               MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING
                            HELD ON NOVEMBER 28, 2006
      drawn up in the summary format pursuant to article 130 and paragraphs of Law 6,404/76

1) DATE, PLACE AND TIME: held at 2:30 pm on November 28, in the Contax Participacoes S.A. Headquarters ("Company") located at Rua do Passeio, 48 to 56, (parte), Rio de Janeiro, RJ.

2)   CALL NOTICE: The First Call Notice was published in the 10/27/2006 (page
     4), 10/30/2006 (page 9) and 10/31/2006 (page 7) editions of "Diario Oficial do Estado do Rio de Janeiro" (Official Gazette), part V and in the 10/27/2006 (page C8), 10/30/2006 (page B3) and 10/31/2006 (page B3)
     editions of the newspaper "Valor Economico - Edicao Nacional". The Second Call Notice was published, in the 11/16/2006 (page 7), 11/17/2006 (page 4) and 11/21/2006 (page 9) editions of "Diario Oficial do Estado do Rio de Janeiro" (Official Gazette), part V, and in the 11/16/2006 (page B3) 11/17/2006 (page C8) and 11/20/2006 (page C2) editions of the newspaper "Valor Economico - Edicao Nacional".

3) AGENDA: 1. Deliberate on the cancellation of 5,886,700 common shares and 11,773,900 preferred shares held in treasury, without a capital reduction, and subsequent amendment to the caput of article 5 of the Company's By-Laws; 2. Deliberate on the empowerment of the Company's Board of Executive Officers to implement all necessary actions to cancel the common and preferred shares held in treasury.

4) ATTENDANCE: Shareholders representing more than 59.68% of the voting capital stock, according to the signatures included in the Shareholders Attendance Book, and also Michel Neves Sarkis (CFO and Investor Relations Officer) and Rodrigo Panico (General Council).

5)   PRESIDING: Chairman: Rodrigo Panico, Secretary: Luciene Sherique.

6) RESOLUTIONS: The following items were unanimously approved by all the attending shareholders, including Mr. Jose Teixeira de Oliveira.

     (i) Cancellation of 5,886,700 common shares and 11,773,900 preferred shares held in treasury, without a capital reduction, and subsequent amendment to the caput of article 5 of the Company's Bylaws. As a consequence of this operation, the Company's capital stock is now divided into 364,461,117 registered shares with no par value, of which 121,487,217 are common and 242,973,900 preferred shares. The caput of article 5 of the Company's Bylaws will now have the following wording:
          "Article 5 - The Company's Capital Stock comprises R$ 223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three

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          thousand, one hundred and sixteen reais and ten centavos), divided into 364,461,117 shares, of which 121,487,217 common and 242,973,900 preferred shares, all registered book-entry shares with no par value"; and

     (ii) Empowerment of the Company's Board of Executive Officers to implement all the necessary actions to cancel the common and preferred shares held in treasury.

7) CLOSURE: There being no further matters to discuss, these minutes were drawn up in summary format, read, approved and signed by all attending shareholders, who authorized their publication without their respective signatures according to article 130, paragraph 2 of Law 6.404/76. This is a free translation of the minutes filed in the Company's records.

                       Rio de Janeiro, November 28, 2006.

                                Luciene Sherique
                                    Secretary


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